UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.7)

Synergx Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87160C106
(CUSIP Number)

Mr. Stan Abramowitz
Secretary, Chief Financial Officer
Genterra Inc.
106 Avenue Road
Toronto, Ontario, Canada M5R 2H3
(416) 920-0500

Copies to:

Dennis P. McConnell, Esq.
Dolgenos Newman & Cronin LLP
271 Madison Avenue
New York, New York 10016
(212) 925-2800
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 24, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87160C106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Genterra, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON		CO

Item 1.  Security and Issuer.

The Statement relates to shares of the common stock, par value $0.001 per share (the “Shares”), of Synergx, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 209 Lafayette Drive, Syosset, New York 11791. The telephone number of the Issuer is (516) 433-4700.

Item 2. Identity and Background

This Amendment No. 7 is filed by behalf of Genterra Inc., an Ontario corporation (the "Reporting Person" or "Genterra"). The Reporting Person's principal business address is:

106 Avenue Road
Toronto, Ontario
Canada M5R 2H3

Item 3. Source and Amount of Funds or Other Consideration

On January 24, 2007, the Reporting Person sold 889,540 Shares of the Issuer to Firecom, Inc., at $2.75 a share, for a total of $2,446,235.

Item 4. Purpose

Item 4 of the Statement is amended and restated in its entirety as follows:

The Reporting Person disposed of beneficial ownership of the Shares to which this Statement relates as a result of a decision to monetize the asset.  .

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns 0 Shares or 0% of the Shares of the Issuer.

(b) The Reporting Person has neither sole nor shared voting power over Shares of the Issuer. Furthermore, the Reporting Person has neither sole nor shared dispositive power over Shares.

(c) The Reporting Person effected the following transaction in the Shares during the past 60 days, all of which were sold to Firecom, Inc.:

Date	Amount of Shares Sold	Price Per Share
01/24/07	889,540	$2.75

Item 6.  Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.  Material to Be Filed As Exhibits

Not applicable

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January24,2007

GENTERRA, INC.
By:  /s/ Stan Abramowitz
Name:  Stan Abramowitz
Title:  Authorized Representative